Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Genius Group Limited and Subsidiaries on Amendment number 1 to Form F1 of our report dated June 5, 2023, which includes an explanatory paragraph as to the company’s ability to continue as going concern, with respect to our audits of the consolidated financial statements and the related consolidated statement of operations and comprehensive loss, stockholders’ equity and cash flows of Genius Group Limited and Subsidiaries as of December 31, 2022 and 2021 and for the years ended December 31, 2022 and 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

Melville, NY

September 25, 2023